Hydromer, Inc.

35 Industrial Parkway · Branchburg, NJ  08876 · U.S.A.

Tel: (908) 722-5000 · Fax (908) 526-3633 · http://www.hydromer.com

In the U.S. Toll Free: 1-877-HYDROMER

Video Conferencing IP Address: 66.237.185.38

May 26, 2009

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re: File No. 001-31238

To whom it may concern,

Herewith are our responses to your May 5, 2009 correspondence:

1.

In transition to include the new reporting on Internal Controls over Financial Reporting, we omitted the conclusion of the effectiveness on our Disclosure Controls and Procedures.  The amended filing will correct this.

2.

A patent is a set of exclusive rights granted by the United States government [or foreign entity on ex-U.S. patents].  It allows for the patent holder (Hydromer, Inc in this case) and its assigns (licensees, customers, etc) to make use of the patented technology with the protection that non-grantees can not utilize / prohibited from that technology.  The coverage period (“life”) of the patent is 20 years from the filing date.  We amortize costs associated with each patent over the remaining life of each patent, not to go beyond its initial 20 years from filing date.

Hydromer’s patents yield a future benefit (exclusion of others from using the technology / invention, etc under that patent) for its remaining life.  Accordingly, we amortize our “cost basis” of the patent over its remaining useful life: its benefit period.  As previously stated [in our March 27, 2009 response], our patented technology supports products that have a longer product introduction period (including product evaluation by our clients).  Therefore the initial cash flows can be years down the road.  We should not merely expense the patent costs due to a patent not yet having committed revenues against it.  Once the revenue stream does begin, the remaining life of the patent (20 years from its filing date) certainly represents the benefit period, as for our patented technology, especially those that is involved in the human medical industry, licensees/customers are “locked” into our technology based on FDA approvals or of the significant expense to switch away from our technology due to new required clinical studies and its time to do so.

Accordingly, it is of the Management’s opinion that the remaining estimated life of the patent is a fair period to amortize its costs.  Periodically, evaluation (under SFAS 144) is made to assess the validity of its carrying value and any adjustments to the estimates are taken.

Hydromer, Inc File No. 001-31238

May 26, 2009

Our impairment policy is based on the provisions of SFAS 144, para. 7.  I mistyped my statement in the March 2009 response.  It should have read “Once it is determined that the anticipated future cash flows does not exceed the carrying value (at cost, amortized), we would take the necessary adjustment/write-offs.”

3.

The Company’s Royalties and Contract revenue channels [Supply and Support Agreements] are distinct.  Available to each customer are: Options (or better defined as “Stand Still Agreements”) which would then lead to a potential “License Agreement” or a “Supply and Support Agreement”.  We do not have both a “License Agreement” and a “Supply and Support Agreement” with the same customer as that would be “double dipping”.  Hence, the only question is regarding our Stand Still Agreements and whether the follow-up “deliverable” (License Agreement or a Supply and Support Agreement) is a separate unit of accounting.

Typically, the follow-up “deliverable” is entered into near the end of the Stand Still Agreement period (after our customer had an opportunity to evaluate our technology).   The last Stand Still / Option Agreement we entered into was in 2004, in which there was no follow-up license agreement entered into.

With regards to EITF 00-21, para. 9: (a) the Stand Still Agreement has value to our customer.  Such provides them exclusive rights to evaluate our technology within a specified usage and/or locale for a finite period of time.  They are obtaining the exclusivity without having to be concerned with their competition having use/rights to that same technology.  At the conclusion of the Stand Still period, the customer has the ability to extend the Stand Still period, to enter into a License or Supply and Support Agreement, which are priced separately or to “walk away”.

There is evidence (internal / historical value of prior similar agreements) of the value of the “undeliverable” item (License Agreement or a Supply and Support Agreement) based on similar agreements that did not have any prior Stand Still Agreement.  Accordingly, EITF 00-21, para. 9(b) is met.

There are no return provisions EITF 00-21, para. 9(c).

Therefore, the Company’s Options / Stand Still Agreements are separate units of accounting.

We believe that our current disclosure in our Accounting Policies footnote of “Revenues from royalties are recognized upon the sale of certain products by licensees with whom the Company has licensing agreements.  Contract Revenues, which includes payments from Option, Supply and Support Agreements that are typically based on time frames, are recognized in the periods to which it pertains.” is sufficient in describing how and when revenue is recognized.  We will change the term “Option” to “Stand Still Agreement” in our next 10-K as the original term may provide for a different interpretation.

4.

Under the Option / Stand Still Agreement itself, the customer does not expect a continued relationship beyond that agreement.  They are fully aware that a separate License or Supply and Support Agreement is required to receive further rights to our technology.  Under the Option /

Hydromer, Inc File No. 001-31238

May 26, 2009

Stand Still Agreement, the customer receives something of value which is fairly valued (in comparison to the subsequent agreement considered).  Without a subsequent agreement, the customer has no further benefits from the “option” period.  The separate earnings process is complete.

Our Option / Stand Still Agreement are priced based on what “the market will bear”.  There is no established “price list” that we refer to.  It typically is priced at a fraction of what the probable subsequent License or Supply and Support Agreement would be priced at.

The Company is fully aware of the topics on revenue recognition, separate units of accounting, separate earnings process, discrete earnings events, etc and is appropriately applying the associated literature, however and unfortunately, we do not have current applications / agreements to evidence such.  (Again, the last time we had a Option / Stand Still Agreement was in 2004 and the customer opted not to enter into a subsequent agreement.)

5.

Agreed, the Company will comply with the required disclosures of FIN 48 para. 20-21.

6.

Agreed, the Company will comply with the additional disclosures as required by paragraph A240 of SFAS 123(R).

7.

Agreed.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Robert Y. Lee

Robert Y. Lee, CPA, MBA Chief Financial Officer